UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated November 7, 2011: DryShips Inc. Reports Financial and Operating Results for the Third Quarter 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: November 7, 2011	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE THIRD QUARTER 2011

November 7, 2011, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, a global provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., of off-shore deepwater drilling services, today announced its unaudited financial and operating results for the third quarter and nine month period ended September 30, 2011.

Third Quarter 2011 Financial Highlights

➢

For the third quarter of 2011, the Company reported net income of $25.0 million, or $0.07 basic and diluted earnings per share. Included in the third quarter 2011 results are losses incurred on our interest rate swaps totaling $31.5 million, or $0.09 per share. Excluding these items, the Company’s net results would have amounted to net income of $56.5 million or $0.16 per share.

➢

Basic earnings per share for the third quarter of 2011 includes a reduction to net income amounting to $1.2 million relating to the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, which reduces the income available to common shareholders.

➢

The Company reported Adjusted EBITDA of $172.2 million for the third quarter of 2011 as compared to $168.1 million for the third quarter of 2010.

Recent Events

•

On November 3, 2011 the merger with OceanFreight closed and under the terms of the merger agreement the OceanFreight shareholders were paid $11.25 per share in cash and also received 0.52326 shares of Ocean Rig for every share they owned of OceanFreight.

•

 On October 26, 2011, the Company entered into a $141 million syndicated secured term loan facility to partially finance the construction costs related to the tankers Belmar, Calida, Lipari and Petalidi.

•

On October 17, 2011 and following the delivery of the Ocean Rig Mykonos, the final 25% of the shares of Series A Convertible Preferred Stock held by each holder, were converted. As such, today the share count for EPS purposes is 388,661,944.

•

On October 12, 2011 the Company entered into drilling contracts for three additional wells offshore West Africa, with two independent oil operators based in the UK and the USA respectively, for the semi-submersible rig Eirik Raude. The total revenue backlog, excluding mobilization cost, to complete the three wells program is estimated at $96 million for a period of approximately 175 days. The new contracts commenced in direct continuation after the completion of the existing Tullow contract around mid-October.

•

On October 6, 2011 Ocean Rig commenced trading on the Nasdaq Global Select Market under the ticker symbol “ORIG”.

•

The charterer of the Ocean Rig Olympia, Vanco-Lukoil, did not exercise its option to extend the term of the original contract in West Africa at the operating day rate of $415,000. This contract is currently scheduled to expire in April 2012.

•

On September 30, 2011 Ocean Rig took delivery of its newbuilding drillship, the Ocean Rig Mykonos, the last of four sixth generation, ultra-deepwater sister drillships constructed by Samsung. In connection with the delivery of the Ocean Rig Mykonos, the final yard installment of $305.7 million was paid, which was financed with additional drawdowns in September 2011 under the Company’s Deutsche Bank credit facility.

•

At the current time, the Company’s rig availability in 2012 consists of 1 ultra deepwater drillship unit, the Ocean Rig Olympia and the 2 harsh weather ultra deepwater semisubmersible drilling rigs, the Eirik Raude and Leiv Eiriksson.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“The third quarter of 2011 was a significant period for our offshore drilling unit because it marked the successful completion of our drillship newbuilding program. Since we acquired Ocean Rig we successfully arranged financing, took delivery and entered into contracts with major oil companies for our four 6th generation ultra deepwater drillships. The outlook for the ultra deepwater drilling industry is bright, and we feel this segment is well positioned to capitalize on positive industry fundamentals.

The shipping markets remain volatile. We are well positioned to weather the storm with 54% of our 2012 operating days in the Drybulk segment under fixed rate charters at an average rate of about $35,000 per day. On the tanker side, our vessels are operating in the Heidmar pools which we believe have consistently outperformed spot markets particularly in adverse market conditions. Despite the turmoil in the global capital markets and general lack of liquidity, our free cash cash position today of approximately $0.4 billion remains solid. We were able to source competitively-priced bank loans like our recently executed secured term loan facility with the Import-Export Bank of Korea and ABN AMRO. We will continue to leverage our banking relationships as we arrange financing for our remaining newbuilding program.

OceanRig is DryShips biggest asset today. Management will take appropriate actions over time to realize the value of its stake in OceanRig for the benefit of all shareholders.”

Financial Review: 2011 Third Quarter

The Company recorded net income of $25.0 million, or $0.07 basic and diluted earnings per share, for the three-month period ended September 30, 2011, as compared to net income of $57.7 million, or $0.21 basic and diluted earnings per share, for the three-month period ended September 30, 2010. Adjusted EBITDA, which is defined and reconciled later in this press release, was $172.2 million for the third quarter of 2011 as compared to $168.1 million for the same period in 2010.

Included in the third quarter 2011 results are losses incurred on our interest rate swaps totaling $31.5 million, or $0.09 per share. Excluding these items, our adjusted, net income amounts to $56.5 million, or $0.16 per share.

Basic earnings per share, for the third quarter of 2011 includes a non-cash accrual for the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, amounting to $1.2 million, which reduces the income available to common shareholders.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $85.5 million for the three-month period ended September 30, 2011, as compared to $108.1 million for the three-month period ended September 30, 2010. For the offshore drilling segment, revenues from drilling contracts increased by $115.6 million to $226.0 million for the three-month period ended September 30, 2011 as compared to $110.4 million for the same period in 2010. For the tanker segment, net voyage revenues amounted to $3.3 million for the three-month period ended September 30, 2011.

Total vessel and rig operating expenses and total depreciation and amortization increased to $105.7 million and $71.0 million, respectively, for the three-month period ended September 30, 2011 from $43.5 million and $48.5 million, respectively, for the three-month period ended September 30, 2010. Total general and administrative expenses increased to $24.5 million in the third quarter of 2011 from $18.0 million during the comparative period in 2010.

Interest and finance costs, net of interest income, amounted to $37.0 million for the three-month period ended September 30, 2011, compared to $10.0 million for the three-month period ended September 30, 2010.

Fleet List

The table below describes our fleet profile as of November 7, 2011:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Drybulk fleet

Capesize:
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$ 26,000	Aug-14	Dec-14
Cohiba	2006	174,200	Capesize	$ 26,250	Oct-14	Feb-15
Montecristo	2005	180,263	Capesize	$ 23,500	May-14	Oct-14
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$ 27,500	Jul-12	Dec-12
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	Spot	N/A	N/A

Panamax:
Amalfi	2009	75,206	Panamax	$39,750	Aug- 13	Dec- 13
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Majorca	2005	74,477	Panamax	$43,750	Jun-12	Aug-12
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Avoca	2004	76,629	Panamax	$45,500	Sep-13	Dec-13
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Saldanha	2004	75,707	Panamax	$52,500	Jun-12	Sep-12
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Bargara	2002	74,832	Panamax	$43,750	May-12	Jul-12
Ecola	2001	73,931	Panamax	$43,500	Jun-12	Aug-12
Positano	2000	73,288	Panamax	$42,500	Sep-13	Dec-13
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Topeka	2000	74,710	Panamax	$ 15,000	Jan-12	Mar-12
Helena	1999	73,744	Panamax	$ 32,000	May-12	Jan-13
Rapallo	2009	75,123	Panamax	Spot	N/A	N/A
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Supramax:
Byron	2003	51,201	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A

Newbuildings
Panamax 1	2012	76,000	Panamax	13,150	Dec-12	Feb-13
Panamax 2	2012	76,000	Panamax	13,150	Feb-13	Apr-13
Capesize 1	2012	176,000	Capesize	Spot	N/A	N/A
Capesize 2	2012	176,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #1	2012	206,000	Capesize	$ 25,000	Apr-15	Apr- 20
Newbuilding VLOC #2	2012	206,000	Capesize	$ 23,000	Aug- 17	Aug- 22
Newbuilding VLOC #3	2012	206,000	Capesize	$ 21,500	Oct- 19	Oct- 26
Newbuilding VLOC #5	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #4	2012	206,000	Capesize	Spot	N/A	N/A

Tanker fleet
Vilamoura	2011	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Saga	2011	115,200	Aframax	Sigma Pool	N/A	N/A
Daytona	2011	115,200	Aframax	Sigma Pool	N/A	N/A
Belmar	2011	115,200	Aframax	Sigma Pool	N/A	N/A

Newbuildings
Blanca	2013	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Bordeira	2013	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Esperona	2013	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Lipari	2012	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Petalidi	2012	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Alicante	2012	115,200	Aframax	Sigma Pool	N/A	N/A
Calida	2012	115,200	Aframax	Sigma Pool	N/A	N/A
Mareta	2012	115,200	Aframax	Sigma Pool	N/A	N/A

Drilling Rigs:

Unit	Year built	Redelivery	Operating area	Backlog ($m) (*)
Leiv Eiriksson	2001	Q3 – 12	Greenland, Falklands	$ 154
Eirik Raude	2002	Q2 – 12	Offshore Ghana, Ivory Coast	$ 107
Ocean Rig Corcovado	2011	Q1 – 15	Greenland, Brazil	$ 562
Ocean Rig Olympia	2011	Q2 – 12	West Africa	$ 90
Ocean Rig Poseidon	2011	Q2 – 13	Tanzania	$ 349
Ocean Rig Mykonos	2011	Q4 – 14	Brazil	$ 528
Total				$1,790

(*) Backlog as of September 30, 2011 as adjusted for material developments thereafter

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2011	2010	2011
Average number of vessels(1)	37.3	35.2	37.3	35.7
Total voyage days for vessels(2)	3,389	3,164	10,032	9,492
Total calendar days for vessels(3)	3,428	3,240	10,179	9,743
Fleet utilization(4)	98.9%	97.7%	98.6%	97.4%
Time charter equivalent(5)	$31,886	$27,011	$32,266	$27,779
Vessel operating expenses (daily)(6)	$4,864	$5,844	$5,134	$6,020

Tanker	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2011
Average number of vessels(1)	2.6	2.21
Total voyage days for vessels(2)	276	602
Total calendar days for vessels(3)	276	602
Fleet utilization(4)	100%	100%
Time charter equivalent(5)	$11,880	$14,081
Vessel operating expenses (daily)(6)	$7,725	$10,169

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2011	2010	2011
Voyage revenues	$ 115,114	$88,613	$344,283	$278,741
Voyage expenses	(7,051)	(3,150)	(20,588)	(15,062)
Time charter equivalent revenues	$ 108,063	$85,463	$323,695	$263,679
Total voyage days for fleet	3,389	3,164	10,032	9,492
Time charter equivalent TCE	$ 31,886	$27,011	$32,266	$27,779

Tanker	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2011
Voyage revenues	$ 3,400	$8,748
Voyage expenses	(121)	(271)
Time charter equivalent revenues	$ 3,279	$8,477
Total voyage days for fleet	276	602
Time charter equivalent TCE	$11,880	$14,081

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2011	2010	2011
	(as restated)		(as restated)

REVENUES:
Voyage revenues	$115,114	$92,013	$344,283	$287,489
Revenues from drilling contracts	110,412	226,036	299,640	461,991
	225,526	318,049	643,923	749,480

EXPENSES:
Voyage expenses	7,052	3,271	20,589	15,333
Vessel and drilling rig operating expenses	43,521	105,705	138,615	253,549
Depreciation and amortization	48,546	70,980	144,028	192,001
(Gain)/ Loss on sale of assets, net	-	1,893	(10,142)	2,597
Vessel impairment charge	112	-	-	112,104
Gain from vessel insurance proceeds	-	-	-	(25,064)
General and administrative expenses	18,049	24,503	62,060	76,894

Operating income	108,246	111,697	288,773	122,066

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(10,042)	(36,975)	(40,255)	(85,876)
Loss on interest rate swaps	(48,962)	(31,466)	(147,389)	(71,242)
Other, net	11,270	848	4,061	3,120
Income taxes	(2,858)	(7,778)	(14,796)	(17,556)
Total other expenses	(50,592)	(75,371)	(198,379)	(171,554)

Net income / (loss)	57,654	36,326	90,394	(49,488)

Net income attributable to Non controlling interests	-	(11,300)	-	(13,811)

Net income / (loss) attributable to Dryships Inc.	$57,654	$25,026	$90,394	$(63,299)

Earnings/(loss) per common share, basic and diluted	$0.21	$0.07	$0.31	$(0.19)
Weighted average number of shares, basic and diluted	257,034,024	355,764,523	255,693,215	348,286,721

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2010	September 30, 2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$391,530	$398,959
Restricted cash	578,311	111,144
Trade accounts receivable, net	25,204	85,719
Other current assets	70,065	112,540
Total current assets	1,065,110	708,362

FIXED ASSETS, NET:
Vessels and rigs under construction and acquisitions	2,072,699	963,812
Vessels, net	1,917,966	1,968,981
Drilling rigs, machinery and equipment, net	1,249,333	4,580,004
Office equipment	-	418
Total fixed assets, net	5,239,998	7,513,215

OTHER NON-CURRENT ASSETS:
Restricted cash	195,517	332,782
Other non-current assets	483,869	132,609
Total non-current assets	679,386	465,391
Total assets	6,984,494	8,686,968

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	731,232	360,909
Other current liabilities	204,203	307,800
Total current liabilities	935,435	668,709

NON-CURRENT LIABILITIES
Long-term debt, net of current portion	1,988,460	3,913,915
Other non-current liabilities	161,070	143,935
Total non current liabilities	2,149,530	4,057,850

STOCKHOLDERS’ EQUITY:
Total equity	3,899,529	3,960,409
Total liabilities and stockholders’ equity	$6,984,494	$8,686,968

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel impairments and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2010 (as restated)	2011	2010 (as restated)	2011
Net income / (loss)	$57,654	25,026	90,394	$(63,299)

Add: Net interest expense	10,042	36,975	40,255	85,876
Add: Depreciation and amortization	48,546	70,980	144,028	192,001
Add: Impairment losses	-	-	-	112,104
Add: Income taxes	2,858	7,778	14,796	17,556
Add: Loss on interest rate swaps	48,962	31,466	147,389	71,242

Adjusted EBITDA	$168,062	172,225	436,862	$415,480

Conference Call and Webcast: November 8, 2011

As announced, the Company’s management team will host a conference call, on November 8, 2011 at 9:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until November 10, 2011. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to Ocean Rig during 2013.  DryShips owns a fleet of 45 drybulk carriers (including newbuildings), comprising 11 Capesize, 27 Panamax, 2 Supramax and 9 newbuildings Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of over 5.1 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com